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Exhibit 99.6

Annual General Meeting Trading Statement 2004

General

        2003 was a year of excellent progress for Imperial Tobacco. The strong results reflected growth in the underlying business, synergies delivered from the successful integration of the Reemtsma acquisition and a full year's contribution from that business.

        In 2004 we continue to build on that success, with positive developments across many of our markets supplemented by the increased full year synergy benefits of around £210m.

        The overall anticipated performance of the Group for the current financial year to 30 September 2004 remains in line with our expectations, as outlined at our preliminary results announcement in November 2003. The highlights of our trading performance in the first quarter are set out below.

UK

        In the UK we continued to perform well in a relatively stable UK duty paid cigarette market, currently estimated at around 54bn (2003:54bn). We further strengthened our market leadership position, with our annual cigarette market share averaging 44.2 per cent (excluding brands distributed for third parties). This share growth was driven by our two leading brands with Lambert & Butler, the UK's number one brand, at 16.3 per cent and Richmond averaging 11.9 per cent. In addition, we maintained our leading position in roll your own tobacco with our share averaging 64.5 per cent in a broadly flat market of 2,800 tonnes.

Germany

        In Germany we delivered an encouraging profit performance in a declining cigarette market. We estimate that the annualised duty paid market in the first quarter was around 130bn (2003:138bn) for factory made cigarettes and 26bn cigarette equivalents (2003:24bn) for other tobacco products. Recent indicators would suggest total consumption is stable, implying an increase in non-German duty paid sources. Against this backdrop our overall share of the branded tobacco products market remained stable at an annual average of 21.4 per cent.

        The government's taxation proposals were finalised in December; taxes will increase by 1.2 euro cents per cigarette on each of 1 March 2004, 1 December 2004 and 1 September 2005. Broadly proportional tax increases on roll your own tobacco will also take place on these dates. At the time of the first tax increase on 1 March we will take the equivalent of a 40 euro cent price increase on our main West cigarette brand, with the price rising from 3.00 euro to 3.20 euro and pack contents reducing from 19 cigarettes to 18. For a limited promotional period in the two months after the first tax increase, West will be available at 3.00 euro for 18 cigarettes. This, combined with other initiatives, will enhance our cigarette portfolio position and improve profitability. In addition, our strong portfolio of other tobacco products is well placed to continue to benefit from the changing market dynamics.

Rest of Western Europe

        This region delivered a good performance in an environment of increasing taxes with encouraging share and profit gains in a number of markets. In France, in the context of a declining cigarette market, we grew both our cigarette and roll your own tobacco shares to 3.6 per cent and 30.7 per cent respectively. In the Netherlands we grew our annual cigarette share to 2.8 per cent in December, complementing our strong roll your own tobacco position. In Greece our cigarette share also increased to 7 per cent, driven by the ongoing success of Davidoff.

Rest of World

        In the Rest of World, we saw a good volume performance from our businesses in Asia, Australasia and Africa & the Middle East, enhanced by strong results in our duty free business. We continued to see improvements in our businesses in Taiwan, Madagascar and the Ivory Coast. In the Middle East, the Davidoff family continued to grow volume and we will increase our support on the back of this positive brand momentum. Our Central and Eastern Europe volumes were impacted by distributor destocking in Russia and pressure on the total cigarette market size in some of the EU accession countries.

        In China we launched West, initially in the cities of Shanghai and Kunming. We are pleased with our progress to date and with the excellent support of our partner, the Yuxi Hongta Group.

Manufacturing

        As part of our ongoing commitment to enhance productivity and improve operational efficiencies, on 27 January 2004 we announced measures to restructure our European manufacturing operations. Our cigarette manufacturing operations in Hungary, Slovenia and Slovakia will close by May 2004. The closures are expected to generate annual cost savings of around £20 million from 2005 onwards. In the year to September 2004 it is anticipated that there will be a restructuring charge of £35 million, including asset write-offs, which will be part funded by proceeds of asset disposals.

Conclusion

        Gareth Davis, Chief Executive said:

        "Our performance in 2003 continued our successful track record of organic growth supplemented by value creating acquisitions. This is demonstrated by our delivery of compound annual growth in adjusted earnings per share of 18 per cent and in dividends of 15 per cent since listing in 1996. We've done the hard work in integrating Reemtsma and we go forward in great shape. In the current year we are seeing significant tax increases in a number of markets, but with our ongoing cost focus underpinning a balanced product portfolio, we are well placed to continue the profitable growth of the Group."

ENDS Enquiries
Alex Parsons Imperial Tobacco Group Group Media Relations Manager Tel +44 (0)117 933 7241	Nicola Tate Imperial Tobacco Group Investor Relations Manager Tel: +44 (0)117 933 7082

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  Exhibit 99.6
Annual General Meeting Trading Statement 2004